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                                                                    Exhibit 12.1

Computation of Ratio of Earnings to Fixed
Charge Calculation

(dollars in thousands)

                                                                         YEAR ENDED SEPTEMBER 30,
                                                            --------------------------------------------------------------
                                                             1999         2000          2001          2002           2003
                                                            ------       -------       -------       -------        ------
                                                                               (DOLLARS IN THOUSANDS)
Pre-tax income (loss) from continuing operations            (6,677)      (44,121)      (69,307)      (18,350)       (9,557)(6)
Fixed charges:
Interest expense / Amortization of deferred financing
   from continuing operations                               11,725        23,401        36,902        44,440        36,171
Interest expense from discontinued operations                5,618         6,692         5,951         8,587         3,036
Interest factor of rental expense (1)                        8,585        12,148        13,047        11,323        10,197
Total fixed charges                                         25,928        42,241        55,900        64,350        49,404
Pre-tax income (loss) from continuing operations plus
   fixed charges                                            19,251        (1,880)      (13,407)       46,000        39,847
Ratio of Earnings
to Fixed Charge                                             N/A(2)        N/A(3)        N/A(4)        N/A(5)        N/A(7)

(1) One-third of rental expense relating to operating leases, for both continuing and discontinued operations, is attributed to the interest portion. The Company believes this represents a reasonable approximation of the interest factor.

(2) Due to the Company's loss in 1999, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $6,158 to achieve a coverage ratio of 1:1.

(3) Due to the Company's loss in 2000, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $44,121 to achieve a coverage ratio of 1:1.

(4) Due to the Company's loss in 2001, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $69,307 to achieve a coverage ratio of 1:1.

(5) In 2002, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $18,350 to achieve a coverage ratio of 1:1.

(6) Included in earnings for fiscal 2003 was a nonrecurring loss of $14,000 before income taxes relating to the settlement of the Company's class action securities litigation stemming from accounting irregularities discovered in October 2000. If the settlement had not occurred, the coverage ratio would have been 1.1:1.

(7) In 2003, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $9,557 to achieve a coverage ratio of 1:1.